Exhibit 2(ii).1

(Excerpt from)

AMENDED AND RESTATED BYLAWS

OF

ZION OIL & GAS, INC.

(A Delaware Corporation)

[As of March 29, 2007]

Article IX

MISCELLANEOUS

Section 3. Execution of Documents. The Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer, any Executive Vice President and any other officers, employees and agents of the Corporation designated by the Board of Directors or any committee thereof shall have power to execute and deliver deeds, contracts, mortgages, bonds, debentures, notes, checks, drafts and other orders for the payment of money and other documents for and in the name of the Corporation and the Board or any committee thereof may authorize such officers, employees and agents to delegate such power (including authority to redelegate) by written instrument to other officers, employees or agents of the Corporation. Such delegation may be by resolution or otherwise and the authority granted shall be general or confined to specific matters, all as the Board or such committee may determine. In the absence of such designation referred to in the first sentence of this Section 3, the officers of the Corporation shall have such power so referred to, to the extent incident to the normal performance of their duties.